McGuireWoods LLP One James Center 901 East Cary Street Richmond, VA 23219-4030 Phone: 804.775.1000 Fax: 804.775.1061 www.mcguirewoods.com Martin B. Richards Direct: 804.775.1029	mrichards@mcguirewoods.com Direct Fax: 804.698.2147

January 17, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Apple REIT Ten, Inc.

Registration Statement on Form S-11

Ladies and Gentlemen:

Apple REIT Ten, Inc. (the “Company”) originally offered to sell up to 182,251,082 Units on Registration Statement No. 333-168971 (the “Original Registration Statement”). The original offering of $2 billion is set to expire on January 19, 2014 with 99,861,104 Units unsold as of January 17, 2014. Pursuant to Rule 415(a)(6) under the Securities Act of 1933, as amended, the Company is filing this Registration Statement on Form S-11 to sell the remaining 99,861,104 Units. Each Unit consists of one common share and one Series A preferred share.

The securities registered pursuant to this Registration Statement consist of the unsold securities previously registered for sale pursuant to the Registrant’s Original Registration Statement. As noted above, the Original Registration Statement registered securities with a maximum offering price of $2 billion. Of this amount, approximately $1.1 billion of offering securities remain unsold. The unsold amount is being carried forward to this Registration Statement and the filing fee paid with respect to the initial registration of the unsold securities is being applied to the filing of this Registration Statement. No additional Units or securities are being registered with this Registration statement.

In accordance with Rule 415(a)(6), the offering of unsold securities under the Original Registration Statement will be deemed terminated as of the date of effectiveness of this Registration Statement.

Should you have any questions or require any additional documents or information please contact either Martin B. Richards at 804-775-1029 (mrichards@mcguirewoods.com) or David Kurzawa at 804-775-7471 (dkurzawa@mcguirewoods.com).

Very truly yours,

/s/ Martin B. Richards

Attachment

cc:      Glade M. Knight (w/encl.)

David McKenney (w/encl.)

David Buckley (w/encl.)

Bryan Peery (w/encl.)

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